Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

September 25, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of AUGUST 2008

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – News Release dated August 6, 2008,

➢

Oromin Explorations Ltd. – BC FORM 53-901F Material Change.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: September 25, 2008

By:    “Chet Idziszek”

Chet Idziszek

Its:       President

(Title)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

August 6, 2008	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN EXPANDS GOLD MINERALIZATION AT ESTABLISHED DEPOSITS AND UPGRADES MULTIPLE EXPLORATION TARGETS AT SABODALA

Oromin strongly positioned in emerging gold district of Eastern Senegal

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to report that recent drilling has expanded mineralization at three established gold deposits and upgraded multiple, highly prospective exploration targets at the OJVG Sabodala Project situated in an emerging gold district of eastern Senegal.

The Masato, Golouma West and Golouma South deposits host an initial NI 43-101 compliant inferred resource of 25.2 million tonnes grading 1.73 g/t gold, for 1.40 million ounces of contained gold (see July 24/2008 news release and 3-D models at www.oromin.com), based on 85,000 metres of drilling. This estimate does not include subsequent drilling — now in excess of 140 holes — that has expanded gold mineralization at these three advanced open-pit deposits, which all remain open for further expansion on-trend and at depth. The most recent highlights include:

  9 metres of 7.77 g/t gold in DH-245 at Golouma South;
  10 metres of 5.89 g/t gold in DH-247 at Golouma South;
  19 metres of 3.45 g/t gold in RC-384 at Masato;
  14 metres of 3.64 g/t gold and 28 metres of 2.56 g/t gold in DH-279 at Masato.

As operator of the OJVG, Oromin is continuing an aggressive core and reverse circulation drilling program at the 230-square-kilometer concession. In addition to many new results from drilling beyond the resource shells depicted in the 3-D models, initial drill-testing of multiple exploration targets has returned favorable results that warrant follow-up drilling to assess their ultimate potential.

“The initial resource estimate for Golouma West, Golouma South and Masato provide an excellent anchor for ongoing programs to establish further resources at the Sabodala Project,” states Chet Idziszek, President. “We look forward to resource updates in Q4 2008 and early 2009, leading to a planned pre-feasibility study that year. Early-stage work on the pre-feasibility study is already under way.” Oromin believes the Sabodala region will become a major West African gold camp, and notes with interest several recent announcements by neighbouring operators. Mineral Deposits Limited (MDL) is constructing an open-pit mine, expected to produce 168,000 ounces of gold starting in 2009, at a concession entirely surrounded by the OJVG ground. Randgold Resources has reported a significant new gold discovery, described by Randgold’s CEO, Mark Bristow as “potentially a multi-million-ounce project,” at its adjacent Massawa Project south of the OJVG ground. The potential strike lengths and depth potential reported by Randgold (July 31/2008 news release) provide further evidence of the significant potential of this eastern Senegal gold camp.

“We regard our initial NI 43-101 report as simply the starting point for the work we intend to carry out at Sabodala,” states Chet Idziszek. “The recent announcements by other operators further support our view that this region will become a major African gold camp.”

MASATO GOLD DEPOSIT

The Masato Gold Deposit is defined by a strong gold-in-soil geochemical anomaly measuring a minimum of 2,600 metres in length by up to 1,200 metres in width. The northern portion of the Masato geochemical anomaly is currently limited by laterite cover which masks the geochemical results. The Masato Gold Deposit is located 1.2 kilometres due east of Mineral Deposits Ltd’s Sabodala Gold Deposits (total resource estimate of 45.5 million tonnes @ 1.88 g/t gold for 2,745,000 ounces) that is being readied for production in Q1 of 2009 (MDL’s May 2008 Corporate Update et al).

Oromin’s Masato Gold Deposit comprises a series of closely-spaced northeast trending sub-parallel mineralized zones, dips moderately steeply to the west and remains open in both directions and to depth. Resource shells for Oromin’s initial resource calculation at Masato were created based on mineralization identified by core and reverse circulation drilling on 40-metre and locally 20-metre centres over a 1,700 metre strike extent to an average depth of 250 metres.

By far, the greatest majority of recent results are from Masato where drilling now extends to in excess of 2,000 metres with nearly double the number of holes completed beyond the 146 utilized in the initial resource calculation. Many of these new results and current drill holes comprise step-out holes along trend, to depth and locally up-dip where near surface mineralization was not incorporated in the initial resource calculation.

Oromin continues to aggressively drill at Masato with plans to drill its entire minimum 2,600 metre extent prior to the planned resource update.

Some of the most significant new results at Masato include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-319	53	14	2.35
RC-328	103	7	4.24
and	174	18	1.96
RC-329	44	7	4.60
RC-333	188	27	1.93
RC-354	117	34	1.28
RC-362	141	18	1.59
and	162	8	14.12
incl.	163	1	100.5
DH-242	82	22	3.81
incl.	88	4	7.85
DH-243	168	17	1.78
incl.	176	7	3.39
DH-270	212	41	1.16
DH-279	154	14	3.64
and	175	28	2.56
DH-280	131	28	2.73
incl.	142	7	5.33

GOLOUMA WEST DEPOSIT

The Golouma West Deposit mineralization has now been traced for over 1,500 metres on surface and locally in excess of 300-metre depth and remains open in all directions. Resource shells for Oromin’s initial resource calculation at Golouma West were created based on mineralization identified by core and reverse circulation drilling on 20-metre and 40-metre centres over a 1,000-metre extent to an average depth of 250 to 300 metres.

Although the majority of recent drilling has been focused at Masato, some drilling continues at Golouma West.

Some of the most significant new results at Golouma West include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
DH-240	385	11	2.82
incl.	392	3	6.36
DH-255	339	14	2.07
incl.	344	4	3.64
DH-276	417	4	4.59
incl.	418	1	11.93

GOLOUMA SOUTH DEPOSIT

The Golouma South Deposit is centred within a distinct 3-kilometre long, northeast trending, gold-in-soil geochemical anomaly partially drill-tested over a 1,065-metre strike extent, of which resource drilling (20-metre and 40-metre centres) has so far concentrated on only a 450-metre portion. Resource shells for Oromin’s initial resource calculation at Golouma South were created based on mineralization identified over this 450 metre extent to an average depth of 250 metres.

Although the majority of recent drilling has been focused at Masato, some drilling continues at Golouma South.

Some of the most significant new results at Golouma South include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
DH-245	26	9	7.77
DH-247	11	10	5.89
and	24	8	2.25
DH-248	32	4	3.12

EXPLORATION TARGETS

Oromin has begun the drill-testing program at several of the numerous exploration targets beyond the Masato, Golouma West and Golouma South gold deposits. All of these exploration targets were identified by geochemical results from soil sampling and subsequent trench sampling – the same methodology which led to the discoveries at Masato and Golouma. Oromin plans to aggressively evaluate all of these exploration targets further, in addition to the previously drilled Kobokoto, Niakafiri and Maki Medina and other as-yet-undrilled exploration targets identified to date including Korolo, Cloverleaf, Maleko and Kinemba. The following table outlines the most significant new results from these recently drilled zones as well as re-stating certain previous results from Kobokoto, Niakafiri and Maki Medina, for a more complete portrayal of the resource picture emerging.

		Grid
ZONE	Drill Hole	Co-ordinate	From (m)	Interval (m)	Gold (g/t)
Goumbati	DH-252	50560N/0161E	20-23	3	2.58
Sabodala North	DH-260	63000N/4900E	237-243	6	2.22
Sekoto	RC-363	61500N/8070E	170-187	17	1.15
Sekoto	RC-364	61710N/8030E	53-58	5	2.09
Sekoto	DH-274	61760N/8070E	129-133	4	1.29
Niakafiri	RC-370	55000N/3225E	2-5	3	1.46
Niakafiri	RC-371	56000N/3230E	61-67	6	1.65
Niakafiri*	DH-05	5820N/3203E	87-95	8	2.29
Niakafiri*	DH-06	5846N/3150E	155-161	6	2.76
Maki Medina*	DH-69	53310N/1805E	32-36	4	1.62
Maki Medina*	DH-75	53333N/1843E	0-12	12	2.69
Maki Medina*	DH-77	53333N/1814E	151-156	5	2.03
Maki Medina*	DH-80	53286N/1797E	189-192	3	1.94
Maki Medina*	DH-83	53831N/2015E	88-93	5	2.04
Kobokoto*	DH-108	53475N/0370	1-3	2	12.01

* These results pre-date the 2008 drilling campaign.

Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com. Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

SCHEDULE

Masato Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-242	9+70S	59171N/4513E	110/-45	24-29 incl.26-27 82-104 incl.88-92 and 97-98 and 102-103 119-127	5 1 22 4 1 1 8	3.36 14.92 3.81 7.85 20.92 11.39 1.05
DH-243	8+10S	59366N/4455E	110/-70	130-133 168-185 incl.176-183	3 17 7	1.99 1.78 3.39
DH-258	8+10S	59366N/4455E	110/-85	293-302 incl.293-295 335-338	9 2 3	1.10 3.46 2.35
DH-261	9+30S	59235N/4425E	110/-75	169-174 182-189 200-212	5 7 12	1.87 1.68 1.05
DH-262	9+30S	59235N/4452E	110/-85	157-164 216-222 239-264 incl.244-248 288-296 incl.293-295	7 6 25 4 8 2	1.00 1.60 1.11 2.30 1.83 3.59
DH-270	9+70S	59196N/4442E	110/-85	185-194 incl.189-191 212-253 incl.212-221 258-265	9 2 41 9 7	2.04 3.26 1.16 2.56 2.20
DH-277	6+60S	59523N/4447E	110/-83	204-216 incl.209-216 231-235 272-279	12 7 4 7	2.26 3.60 1.31 1.34
DH-279	4+50S	59716N/4525E	110/-85	154-168 incl.156-164 175-203 incl.184-197	14 8 28 13	3.64 5.70 2.56 3.64
DH-280	4+90S	59690N/4509E	110/-50	119-127 incl.123-124 131-159 incl.131-133 and 142-149	8 1 28 2 7	1.46 6.48 2.73 11.94 5.33
DH-283	4+90S	59690N/4510E	110/-65	128-150 incl.130-135 157-160 164-176 incl.170-174	22 5 3 12 4	1.43 3.86 1.83 1.48 2.67

Masato Gold Deposit …continued
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-319	6+60S	59495N/4527E	110/-50	6-22 incl.12-16 28-46 53-67 incl.62-66	16 4 18 14 4	1.83 3.53 1.08 2.35 4.90
RC-320	9+70S	59198N/4435E	110/-70	132-136 184-191 209-229 incl.212-223 incl.216-218	4 7 20 11 2	1.23 1.22 1.32 2.02 6.55
RC-327	8+40S	59278N/4456E	110/-50	65-70 122-124 130-133	5 2 3	1.63 2.92 1.52
RC-328	9+30S	59233N/4457E	110/-50	103-110 incl.106-108 115-121 163-172 174-192 incl.183-188	7 2 6 9 18 5	4.24 11.78 1.55 1.14 1.96 3.23
RC-329	9+30S	59213N/4505E	110/-65	26-29 44-51 incl.50-51	3 7 1	2.12 4.60 21.06
RC-330	5+60N	60643N/4901E	110/-50	45-58 incl.47-49	13 2	1.17 3.74
RC-331	4+50S	59681N/4641E	110/-50	21-28 30-54 incl.50-54 57-76 incl.67-72	7 24 4 19 5	1.11 1.07 3.08 1.79 2.75
RC-332	6+60S	59517N/4451E	110/-65	130-136 incl.132-133 164-170	6 1 6	1.55 5.83 2.10
RC-333	6+60S	59517N/4449E	110/-75	188-215 incl.188-193 and 198-201 250-266 incl.251-255	27 5 3 16 4	1.93 4.01 4.59 1.40 3.12
RC-335	9+10S	59235N/4508E	110/-55	5-12 72-77 111-117	7 5 6	1.47 2.28 1.63
RC-336	2+40N	60340N/4783E	095/-65	121-144 incl.121-128 154-187 incl.165-172 and 182-185 226-232	23 7 33 7 3 6	1.11 1.67 1.05 2.04 2.67 1.39
RC-337	2+40S	59930N/4564E	110/-55	119-125 130-137 176-194 incl.183-188 199-219 incl.211-217	6 7 18 5 20 6	1.35 1.22 1.33 2.41 1.18 2.18

Masato Gold Deposit …continued
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-342	4+70N	60569N/4892E	095/-50	41-57 incl.47-55	16 8	1.23 1.94
RC-343	0+80S	60040N/4732E	110/-50	112-117	5	1.20
RC-344	0+80S	60027N/4770E	110/-50	80-84	4	1.35
RC-348	4+00N	60492N/4856E	095/-50	12-20 26-38 incl.27-29 62-70 incl.67-69	8 12 2 8 2	1.03 1.13 3.08 1.12 2.52
RC-349	4+00N	60492N/4856E	095/-60	70-83 incl.73-80 incl.79-80 109-115	13 7 1 6	1.11 1.61 6.48 3.25
RC-350	0+40S	60077N/4746E	110/-50	57-64	7	1.87
RC-351	0+40S	60063N/4783E	110/-50	15-24 incl.15-18 73-82	9 3 9	2.37 3.81 1.14
RC-352	0+40S	60049N/4822E	110/-50	37-47 incl.37-42	10 5	1.34 2.11
RC-353	0+40S	60036N/4859E	110/-50	0-9	9	1.36
RC-354	3+00N	60400N/4820E	095/-55	100-107 117-151 incl.133-138 and 144-150	7 34 5 6	1.40 1.28 2.20 2.04
RC-362	3+20S	59837N/4580E	110/-50	58-64 141-159 incl.143-145 162-170 incl.163-164	6 18 2 8 1	1.50 1.59 6.10 14.12 100.5
RC-369	3+20S	59835N/4580E	110/-65	179-196 incl.180-182 and 190-192	17 2 2	1.20 2.63 2.66
RC-380	3+00N	60408N/4744E	095/-70	145-146 207-213 incl.211-213	1 6 2	14.54 2.06 4.88
RC-381	3+40N	60444N/4759E	095/-65	173-176 194-197 211-223 incl.211-214 249-253	3 3 12 3 4	1.63 1.81 1.27 2.50 1.85

Mineralized intervals are based on 1-metre composite samples utilizing a 0.25 g/t gold cut-off level with a maximum internal dilution of 4 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Golouma West Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-240	4+90W	3386N/4506E	015/-65	348-350 385-396 incl.392-395	2 11 3	2.97 2.82 6.36
DH-255	4+65W	3375N/4542E	015/-60	300-307 330-333 339-353 incl.344-348	7 3 14 4	1.00 1.70 2.07 3.64
DH-276	6+10W	3451N/4386E	015/-65	417-421 incl.418-419	4 1	4.59 11.93

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Golouma South Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-244	0-65S	3051N/5175E	110/-50	5-8	3	1.21
DH-245	1+60S	3121N/5181E	085/-50	26-35	9	7.77
DH-247	1+70S	3030N/5155E	110/-50	11-21 incl.16-17 24-32 incl.26-28	10 1 8 2	5.89 24.07 2.25 6.18
DH-248	2+20S	2904N/5107E	110/-50	32-36	4	3.12
DH-256	3+95S	2869N/4949E	110/-60	66-68	2	1.72
DH-259	3+95S	2841N/5019E	110/-60	75-77 90-93	2 3	2.42 1.40
DH-265	2+80S	3018N/4867E	110/-65	329-334 incl.333-334	5 1	2.48 8.16

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

August 18, 2008

Item 3.

Press Release

August 6, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 18th day of August, 2008.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”______________

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

August 6, 2008	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN EXPANDS GOLD MINERALIZATION AT ESTABLISHED DEPOSITS AND UPGRADES MULTIPLE EXPLORATION TARGETS AT SABODALA

Oromin strongly positioned in emerging gold district of Eastern Senegal

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to report that recent drilling has expanded mineralization at three established gold deposits and upgraded multiple, highly prospective exploration targets at the OJVG Sabodala Project situated in an emerging gold district of eastern Senegal.

The Masato, Golouma West and Golouma South deposits host an initial NI 43-101 compliant inferred resource of 25.2 million tonnes grading 1.73 g/t gold, for 1.40 million ounces of contained gold (see July 24/2008 news release and 3-D models at www.oromin.com), based on 85,000 metres of drilling. This estimate does not include subsequent drilling — now in excess of 140 holes — that has expanded gold mineralization at these three advanced open-pit deposits, which all remain open for further expansion on-trend and at depth. The most recent highlights include:

  9 metres of 7.77 g/t gold in DH-245 at Golouma South;
  10 metres of 5.89 g/t gold in DH-247 at Golouma South;
  19 metres of 3.45 g/t gold in RC-384 at Masato;
  14 metres of 3.64 g/t gold and 28 metres of 2.56 g/t gold in DH-279 at Masato.

As operator of the OJVG, Oromin is continuing an aggressive core and reverse circulation drilling program at the 230-square-kilometer concession. In addition to many new results from drilling beyond the resource shells depicted in the 3-D models, initial drill-testing of multiple exploration targets has returned favorable results that warrant follow-up drilling to assess their ultimate potential.

“The initial resource estimate for Golouma West, Golouma South and Masato provide an excellent anchor for ongoing programs to establish further resources at the Sabodala Project,” states Chet Idziszek, President. “We look forward to resource updates in Q4 2008 and early 2009, leading to a planned pre-feasibility study that year. Early-stage work on the pre-feasibility study is already under way.” Oromin believes the Sabodala region will become a major West African gold camp, and notes with interest several recent announcements by neighbouring operators. Mineral Deposits Limited (MDL) is constructing an open-pit mine, expected to produce 168,000 ounces of gold starting in 2009, at a concession entirely surrounded by the OJVG ground. Randgold Resources has reported a significant new gold discovery, described by Randgold’s CEO, Mark Bristow as “potentially a multi-million-ounce project,” at its adjacent Massawa Project south of the OJVG ground. The potential strike lengths and depth potential reported by Randgold (July 31/2008 news release) provide further evidence of the significant potential of this eastern Senegal gold camp.

“We regard our initial NI 43-101 report as simply the starting point for the work we intend to carry out at Sabodala,” states Chet Idziszek. “The recent announcements by other operators further support our view that this region will become a major African gold camp.”

MASATO GOLD DEPOSIT

The Masato Gold Deposit is defined by a strong gold-in-soil geochemical anomaly measuring a minimum of 2,600 metres in length by up to 1,200 metres in width. The northern portion of the Masato geochemical anomaly is currently limited by laterite cover which masks the geochemical results. The Masato Gold Deposit is located 1.2 kilometres due east of Mineral Deposits Ltd’s Sabodala Gold Deposits (total resource estimate of 45.5 million tonnes @ 1.88 g/t gold for 2,745,000 ounces) that is being readied for production in Q1 of 2009 (MDL’s May 2008 Corporate Update et al).

Oromin’s Masato Gold Deposit comprises a series of closely-spaced northeast trending sub-parallel mineralized zones, dips moderately steeply to the west and remains open in both directions and to depth. Resource shells for Oromin’s initial resource calculation at Masato were created based on mineralization identified by core and reverse circulation drilling on 40-metre and locally 20-metre centres over a 1,700 metre strike extent to an average depth of 250 metres.

By far, the greatest majority of recent results are from Masato where drilling now extends to in excess of 2,000 metres with nearly double the number of holes completed beyond the 146 utilized in the initial resource calculation. Many of these new results and current drill holes comprise step-out holes along trend, to depth and locally up-dip where near surface mineralization was not incorporated in the initial resource calculation.

Oromin continues to aggressively drill at Masato with plans to drill its entire minimum 2,600 metre extent prior to the planned resource update.

Some of the most significant new results at Masato include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-319	53	14	2.35
RC-328	103	7	4.24
and	174	18	1.96
RC-329	44	7	4.60
RC-333	188	27	1.93
RC-354	117	34	1.28
RC-362	141	18	1.59
and	162	8	14.12
incl.	163	1	100.5
DH-242	82	22	3.81
incl.	88	4	7.85
DH-243	168	17	1.78
incl.	176	7	3.39
DH-270	212	41	1.16
DH-279	154	14	3.64
and	175	28	2.56
DH-280	131	28	2.73
incl.	142	7	5.33

GOLOUMA WEST DEPOSIT

The Golouma West Deposit mineralization has now been traced for over 1,500 metres on surface and locally in excess of 300-metre depth and remains open in all directions. Resource shells for Oromin’s initial resource calculation at Golouma West were created based on mineralization identified by core and reverse circulation drilling on 20-metre and 40-metre centres over a 1,000-metre extent to an average depth of 250 to 300 metres.

Although the majority of recent drilling has been focused at Masato, some drilling continues at Golouma West.

Some of the most significant new results at Golouma West include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
DH-240	385	11	2.82
incl.	392	3	6.36
DH-255	339	14	2.07
incl.	344	4	3.64
DH-276	417	4	4.59
incl.	418	1	11.93

GOLOUMA SOUTH DEPOSIT

The Golouma South Deposit is centred within a distinct 3-kilometre long, northeast trending, gold-in-soil geochemical anomaly partially drill-tested over a 1,065-metre strike extent, of which resource drilling (20-metre and 40-metre centres) has so far concentrated on only a 450-metre portion. Resource shells for Oromin’s initial resource calculation at Golouma South were created based on mineralization identified over this 450 metre extent to an average depth of 250 metres.

Although the majority of recent drilling has been focused at Masato, some drilling continues at Golouma South.

Some of the most significant new results at Golouma South include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
DH-245	26	9	7.77
DH-247	11	10	5.89
and	24	8	2.25
DH-248	32	4	3.12

EXPLORATION TARGETS

Oromin has begun the drill-testing program at several of the numerous exploration targets beyond the Masato, Golouma West and Golouma South gold deposits. All of these exploration targets were identified by geochemical results from soil sampling and subsequent trench sampling – the same methodology which led to the discoveries at Masato and Golouma. Oromin plans to aggressively evaluate all of these exploration targets further, in addition to the previously drilled Kobokoto, Niakafiri and Maki Medina and other as-yet-undrilled exploration targets identified to date including Korolo, Cloverleaf, Maleko and Kinemba. The following table outlines the most significant new results from these recently drilled zones as well as re-stating certain previous results from Kobokoto, Niakafiri and Maki Medina, for a more complete portrayal of the resource picture emerging.

		Grid
ZONE	Drill Hole	Co-ordinate	From (m)	Interval (m)	Gold (g/t)
Goumbati	DH-252	50560N/0161E	20-23	3	2.58
Sabodala North	DH-260	63000N/4900E	237-243	6	2.22
Sekoto	RC-363	61500N/8070E	170-187	17	1.15
Sekoto	RC-364	61710N/8030E	53-58	5	2.09
Sekoto	DH-274	61760N/8070E	129-133	4	1.29
Niakafiri	RC-370	55000N/3225E	2-5	3	1.46
Niakafiri	RC-371	56000N/3230E	61-67	6	1.65
Niakafiri*	DH-05	5820N/3203E	87-95	8	2.29
Niakafiri*	DH-06	5846N/3150E	155-161	6	2.76
Maki Medina*	DH-69	53310N/1805E	32-36	4	1.62
Maki Medina*	DH-75	53333N/1843E	0-12	12	2.69
Maki Medina*	DH-77	53333N/1814E	151-156	5	2.03
Maki Medina*	DH-80	53286N/1797E	189-192	3	1.94
Maki Medina*	DH-83	53831N/2015E	88-93	5	2.04
Kobokoto*	DH-108	53475N/0370	1-3	2	12.01

* These results pre-date the 2008 drilling campaign.

Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com. Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

SCHEDULE

Masato Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-242	9+70S	59171N/4513E	110/-45	24-29 incl.26-27 82-104 incl.88-92 and 97-98 and 102-103 119-127	5 1 22 4 1 1 8	3.36 14.92 3.81 7.85 20.92 11.39 1.05
DH-243	8+10S	59366N/4455E	110/-70	130-133 168-185 incl.176-183	3 17 7	1.99 1.78 3.39
DH-258	8+10S	59366N/4455E	110/-85	293-302 incl.293-295 335-338	9 2 3	1.10 3.46 2.35
DH-261	9+30S	59235N/4425E	110/-75	169-174 182-189 200-212	5 7 12	1.87 1.68 1.05
DH-262	9+30S	59235N/4452E	110/-85	157-164 216-222 239-264 incl.244-248 288-296 incl.293-295	7 6 25 4 8 2	1.00 1.60 1.11 2.30 1.83 3.59
DH-270	9+70S	59196N/4442E	110/-85	185-194 incl.189-191 212-253 incl.212-221 258-265	9 2 41 9 7	2.04 3.26 1.16 2.56 2.20
DH-277	6+60S	59523N/4447E	110/-83	204-216 incl.209-216 231-235 272-279	12 7 4 7	2.26 3.60 1.31 1.34
DH-279	4+50S	59716N/4525E	110/-85	154-168 incl.156-164 175-203 incl.184-197	14 8 28 13	3.64 5.70 2.56 3.64
DH-280	4+90S	59690N/4509E	110/-50	119-127 incl.123-124 131-159 incl.131-133 and 142-149	8 1 28 2 7	1.46 6.48 2.73 11.94 5.33
DH-283	4+90S	59690N/4510E	110/-65	128-150 incl.130-135 157-160 164-176 incl.170-174	22 5 3 12 4	1.43 3.86 1.83 1.48 2.67

Masato Gold Deposit …continued
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-319	6+60S	59495N/4527E	110/-50	6-22 incl.12-16 28-46 53-67 incl.62-66	16 4 18 14 4	1.83 3.53 1.08 2.35 4.90
RC-320	9+70S	59198N/4435E	110/-70	132-136 184-191 209-229 incl.212-223 incl.216-218	4 7 20 11 2	1.23 1.22 1.32 2.02 6.55
RC-327	8+40S	59278N/4456E	110/-50	65-70 122-124 130-133	5 2 3	1.63 2.92 1.52
RC-328	9+30S	59233N/4457E	110/-50	103-110 incl.106-108 115-121 163-172 174-192 incl.183-188	7 2 6 9 18 5	4.24 11.78 1.55 1.14 1.96 3.23
RC-329	9+30S	59213N/4505E	110/-65	26-29 44-51 incl.50-51	3 7 1	2.12 4.60 21.06
RC-330	5+60N	60643N/4901E	110/-50	45-58 incl.47-49	13 2	1.17 3.74
RC-331	4+50S	59681N/4641E	110/-50	21-28 30-54 incl.50-54 57-76 incl.67-72	7 24 4 19 5	1.11 1.07 3.08 1.79 2.75
RC-332	6+60S	59517N/4451E	110/-65	130-136 incl.132-133 164-170	6 1 6	1.55 5.83 2.10
RC-333	6+60S	59517N/4449E	110/-75	188-215 incl.188-193 and 198-201 250-266 incl.251-255	27 5 3 16 4	1.93 4.01 4.59 1.40 3.12
RC-335	9+10S	59235N/4508E	110/-55	5-12 72-77 111-117	7 5 6	1.47 2.28 1.63
RC-336	2+40N	60340N/4783E	095/-65	121-144 incl.121-128 154-187 incl.165-172 and 182-185 226-232	23 7 33 7 3 6	1.11 1.67 1.05 2.04 2.67 1.39
RC-337	2+40S	59930N/4564E	110/-55	119-125 130-137 176-194 incl.183-188 199-219 incl.211-217	6 7 18 5 20 6	1.35 1.22 1.33 2.41 1.18 2.18

Masato Gold Deposit …continued
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-342	4+70N	60569N/4892E	095/-50	41-57 incl.47-55	16 8	1.23 1.94
RC-343	0+80S	60040N/4732E	110/-50	112-117	5	1.20
RC-344	0+80S	60027N/4770E	110/-50	80-84	4	1.35
RC-348	4+00N	60492N/4856E	095/-50	12-20 26-38 incl.27-29 62-70 incl.67-69	8 12 2 8 2	1.03 1.13 3.08 1.12 2.52
RC-349	4+00N	60492N/4856E	095/-60	70-83 incl.73-80 incl.79-80 109-115	13 7 1 6	1.11 1.61 6.48 3.25
RC-350	0+40S	60077N/4746E	110/-50	57-64	7	1.87
RC-351	0+40S	60063N/4783E	110/-50	15-24 incl.15-18 73-82	9 3 9	2.37 3.81 1.14
RC-352	0+40S	60049N/4822E	110/-50	37-47 incl.37-42	10 5	1.34 2.11
RC-353	0+40S	60036N/4859E	110/-50	0-9	9	1.36
RC-354	3+00N	60400N/4820E	095/-55	100-107 117-151 incl.133-138 and 144-150	7 34 5 6	1.40 1.28 2.20 2.04
RC-362	3+20S	59837N/4580E	110/-50	58-64 141-159 incl.143-145 162-170 incl.163-164	6 18 2 8 1	1.50 1.59 6.10 14.12 100.5
RC-369	3+20S	59835N/4580E	110/-65	179-196 incl.180-182 and 190-192	17 2 2	1.20 2.63 2.66
RC-380	3+00N	60408N/4744E	095/-70	145-146 207-213 incl.211-213	1 6 2	14.54 2.06 4.88
RC-381	3+40N	60444N/4759E	095/-65	173-176 194-197 211-223 incl.211-214 249-253	3 3 12 3 4	1.63 1.81 1.27 2.50 1.85

Mineralized intervals are based on 1-metre composite samples utilizing a 0.25 g/t gold cut-off level with a maximum internal dilution of 4 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Golouma West Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-240	4+90W	3386N/4506E	015/-65	348-350 385-396 incl.392-395	2 11 3	2.97 2.82 6.36
DH-255	4+65W	3375N/4542E	015/-60	300-307 330-333 339-353 incl.344-348	7 3 14 4	1.00 1.70 2.07 3.64
DH-276	6+10W	3451N/4386E	015/-65	417-421 incl.418-419	4 1	4.59 11.93

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Golouma South Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-244	0-65S	3051N/5175E	110/-50	5-8	3	1.21
DH-245	1+60S	3121N/5181E	085/-50	26-35	9	7.77
DH-247	1+70S	3030N/5155E	110/-50	11-21 incl.16-17 24-32 incl.26-28	10 1 8 2	5.89 24.07 2.25 6.18
DH-248	2+20S	2904N/5107E	110/-50	32-36	4	3.12
DH-256	3+95S	2869N/4949E	110/-60	66-68	2	1.72
DH-259	3+95S	2841N/5019E	110/-60	75-77 90-93	2 3	2.42 1.40
DH-265	2+80S	3018N/4867E	110/-65	329-334 incl.333-334	5 1	2.48 8.16

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.